UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

LAWSON PRODUCTS, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

520776 10 5

(CUSIP Number)

Roberta Port Washlow

c/o Robert J. Washlow

Bay West Management LLC

555 Skokie Blvd., Suite 255

Northbrook, IL  60062

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 20, 2012

(Date of Event Which Requires Filing of this Amendment No. 7)

CUSIP No. 520776 10 5

1.	Names of Reporting Persons. Roberta Port Washlow

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 237,816

	8.	Shared Voting Power: 326,826

	9.	Sole Dispositive Power: 237,816

	10.	Shared Dispositive Power: 326,826

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 564,642

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 6.59%

14.	Type of Reporting Person (See Instructions): IN

SCHEDULE 13D

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) amends and supplements the Schedule 13D Ms. Washlow filed on March 25, 2009 and amended on April 20, 2010, March 10, 2011, January 26, 2012, April 5, 2012, April 13, 2012, and May 16, 2012 (as so amended through May 16, 2012, the “Schedule 13D”).  Unless otherwise indicated, all capitalized terms in this Amendment No. 7 have the meanings set forth in the Schedule 13D for such terms.  This Amendment No. 7 amends the Schedule 13D to include the information set forth below.

Item 5.  Interest in Securities of the Issuer

(a) and (b)              564,642 shares of Common Stock, representing approximately 6.59% of the outstanding shares of Common Stock, are owned by the Roberta P. Washlow 2001 Exempt Trust (187,936 shares), the Roberta L. Washlow Revocable Trust (237,816 shares), and the Roberta P. Washlow 2003 Exempt Trust (138,890 shares).  Ms. Washlow and Michael D. Marrs are co-trustees of the Roberta P. Washlow 2001 Exempt Trust and the Roberta P. Washlow 2003 Exempt Trust, and accordingly share voting and dispositive power with regard to the shares owned by those trusts.  The Roberta P. Washlow 2003 Exempt Trust was established for the benefit of Ms. Washlow and her descendants and acquired the shares it owns on June 11, 2012, upon the termination of SLP 2003 Trust A. Ms. Washlow has sole voting and dispositive power with respect to the shares owned by the Roberta L. Washlow Revocable Trust.

(c)           Except as provided on Schedule A hereto, Ms. Washlow has not engaged in any transaction during the past 60 days in any shares of Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the acquisition by the Roberta P. Washlow 2003 Exempt Trust of shares formerly held by SLP 2003 Trust A, on June 11, 2012 SLP 2003 Trust A absolutely and irrevocably assigned to the Roberta P. Washlow 2003 Exempt Trust all of its rights under a loan from Ms. Washlow to SLP 2003 Trust A, under which 237,816 shares and other property serve as collateral for such loan.

The voting power granted to Dr. Ronald Port on March 18, 2011 with respect to all of the shares of Common Stock beneficially owned by Ms. Washlow expired on June 11, 2012.

SIGNATURES

After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 7 to Schedule 13D is true, complete and correct.

Date: June 22, 2012

By:	/s/ Roberta Port Washlow
Roberta Port Washlow

SCHEDULE A

Since the transactions that were reported in Amendment No. 6 to this Schedule 13D filed with the SEC on May 16, 2012, the following transactions were effected by, or on behalf of, Roberta Port Washlow, and each transaction was effected by a broker on the New York Stock Exchange:

Date of Transaction	Amount of Securities Involved	Price per Share
6/20/12	35,000	$9.0209
5/23/12	50,000	$10.0308